Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

Commission file number 1-10853

BB&T Corporation 401(k) Savings Plan
(Full title of the plan)

BB&T Corporation
(Name of issuer of securities)

200 West Second Street
Winston-Salem, NC 27101
(Address of issuer's principal executive offices)

BB&T Corporation
401(k) Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2003 and 2002

BB&T Corporation 401(k) Savings Plan
Contents
December 31, 2003 and 2002

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants, Administrator and
BB&T Corporation Retirement Plans Committee

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BB&T Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Greensboro, NC
June 25, 2004

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BB&T Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value
BB&T Common Stock
BB&T Common Stock Fund	$808,499,008	$750,022,209
BB&T Common Stock	13,010,527	12,873,489
Mutual funds	413,824,172	216,123,321
BB&T U.S. Treasury Money Market Fund	104,757,837	58,236,581
Participant loans	21,448,826	16,165,418

	1,361,540,370	1,053,421,018
Investments, at contract value
One-year bank investment contracts	42,995,790	45,296,955

Net assets available for benefits	$1,404,536,160	$1,098,717,973

The accompanying notes are an integral part of these financial statements.

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BB&T Corporation 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributable to
Investment income
Interest	$1,876,608	$2,311,314
Dividends	31,555,496	26,393,636
Net appreciation (depreciation) in fair value of investments	87,330,958	(27,835,605)

Total income	120,763,062	869,345

Contributions
Employer	42,364,167	36,402,296
Employee	58,839,055	50,897,925
Rollovers	3,107,095	7,443,069

Total contributions	104,310,317	94,743,290

Total additions	225,073,379	95,612,635

Deductions from net assets attributable to
Benefits paid to participants	62,927,695	89,151,900
Administrative expenses	1,671,181	1,672,515

Total deductions	64,598,876	90,824,415

Net increase prior to transfers from other plans	160,474,503	4,788,220
Transfers from other plans	145,343,684	73,906,987

Net increase	305,818,187	78,695,207

Net assets available for benefits
Beginning of year	1,098,717,973	1,020,022,766

End of year	$1,404,536,160	$1,098,717,973

The accompanying notes are an integral part of these financial statements.

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

1.       Description of the BB&T Corporation 401(k) Savings Plan

The following description of the BB&T Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

          General

The Plan is a defined contribution plan sponsored by BB&T Corporation (the “Corporation” or “Plan Sponsor”). The Plan was established effective July 1, 1982 and was restated most recently effective January 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2003 the Plan was amended to allow participants to make catch-up contributions in accordance with Internal Revenue Service regulations and to clarify provisions related to Required Minimum Distributions.

          Eligibility of Participation

The Plan covers all employees who meet age and service requirements. Employees are eligible to make salary reduction contributions after 90 days of employment with the Corporation. Employees are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

          Contributions

Participants may elect to contribute between 1 percent and 25 percent, in whole percentages, of their eligible earnings on a pre-tax basis subject to certain Internal Revenue Code limitations. During 2003 and 2002, the Corporation made matching contributions of 100 percent up to 6 percent of each participant’s contribution to the Plan.

Participants may make changes in their contribution percentage daily and can terminate withholdings at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

          Vesting

Participants are vested immediately in their contributions, employer matching contributions and actual earnings allocated to their account.

           Participant Loans

Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to the Corporation’s prime lending rate plus 1 percent at the loan origination date. Loans from merged plans are carried at the terms that were set by the predecessor plans.

           Payment of Benefits

Upon retirement, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant’s life expectancy, or the life expectancy of the participant and beneficiary. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and Internal Revenue Service regulations.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

          Participant Accounts

Each participant’s separate account is credited with the participant’s contribution and allocations of matching contributions, earnings on the account and administrative expenses. Allocations of earnings and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

          Forfeitures

Forfeitures represent nonvested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. As a result of transfers from other plans into the Plan during 2003 and 2002, approximately $21,000 and $7,000 of unallocated forfeitures were transferred into the Plan. During 2002, the Plan used $199,058 of forfeitures to reduce employer matching contributions.

2.       Summary of Significant Accounting Policies

          Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting.

          Administrative Expenses

The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan which aggregated $42,550 and $25,490 in 2003 and 2002, respectively. Trustee fees are paid by the Plan and consist primarily of administrative services rendered by the Corporation’s Trust Division (see Note 8).

          Investment Valuation and Income Recognition

Participants may direct the investment of their contributions as well as employer matching contributions between mutual funds, the common stock fund, a money market fund and a bank investment contract, each offering different degrees of risk and return. The Plan’s investments in mutual funds, the money market fund and common stock are stated at fair value. The fair value of mutual funds, the money market fund and common stock was determined by closing prices at the end of the Plan year. The investment contracts of the Plan are stated at contract value which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. Dividend income on BB&T Corporation common stock is recorded on the payable date.

Investments in participant loans are stated at cost which approximates fair market value.

          Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

          Concentration of Credit Risk

Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments which potentially subject the Plan to concentration of credit risk consist principally of mutual funds, the money market fund, bank investment contracts and common stock investments.

          Payment of Benefits

Benefits are recorded when paid.

          Party-in-Interest

The Plan invests in shares of mutual funds, bank investment contracts and common stock of the Corporation. The income of the Plan is derived from these investments. These transactions are party-in-interest transactions which are allowable under ERISA.

3.      Bank Investment Contracts

The Plan invests in fully benefit responsive bank investment contracts guaranteed by the Corporation. The contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest earned at the contract rate, less withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value, which approximates fair value, of the investment contracts at December 31, 2003 and 2002 was $42,995,790 and $45,296,955, respectively. The average yield and crediting interest rates were approximately 1.71 percent and 1.70 percent, respectively, in 2003, and 2.53 percent and 2.50 percent, respectively, in 2002. The crediting interest rate of the contracts is based upon the last U.S. Treasury bill auction prior to December 1st of the year prior to the contracts issuance. Contracts are issued annually.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

4.       Transfers from Other Plans

During 2003 and 2002, BB&T Corporation authorized the transfer of participants and assets from various acquired company plans into the Plan. Participant account balances including investments and loans receivable were transferred from the various plans at various dates during 2003 and 2002 as follows:

2003

Century South Banks Savings Plan	$3,380,852
First South Bank 401(k) Plan	4,366,470
First Virginia Banks, Inc. Employee's Thrift Plan	137,596,362

$145,343,684

2002

Community First 401(k) Plan	$5,245,232
Kaplan-Walker Insurance Services 401(k) Retirement Plan	1,081,029
F&M National 401(k) Retirement Plan	47,623,946
Craigie Savings & Investment Defined Contribution Plan	3,054,642
Professional Benefits	405,013
Scott & Stringfellow Financial, Inc. Profit Sharing Plan	12,521,400
WESCO - W.E. Stanley & Company, Inc. Employees 401(k) Plan	3,811,107
Benefit Consultants of VA, Inc. 401(k) Plan	164,618

$73,906,987

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

5.       Investments

The following presents investments that represent five percent or more of the Plan's net assets in one or both years at December 31, 2003 and 2002:

	2003	2002

BB&T Corporation Common Stock fund	$808,499,008	$750,022,209
BB&T Large Company Value Fund	142,889,725	71,524,981
BB&T U.S. Treasury Money Market Fund	104,757,837	58,236,581
BB&T Large Company Growth Fund	70,206,086	25,924,490

The fair market value of the BB&T Corporation Common Stock Fund of $808,499,008 and $750,022,209 at December 31, 2003 and 2002, respectively, is allocated to participants’ accounts on a unitized basis.

During 2003 and 2002, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Net appreciation (depreciation) in fair value of investments:	2003	2002
Mutual funds	$50,251,767	$(53,718,249)
BB&T Corporation common stock	37,079,191	25,882,644

	$87,330,958	$(27,835,605)

6.       Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by letter dated September 6, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

The Plan applied for an updated determination letter during 2002; no final response from the IRS has been received.

7.       Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan agreement.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

8.       Party-In-Interest Transactions

The Plan received cash dividends of $25,816,022 and $22,043,819 on its investment in BB&T Corporation common stock during 2003 and 2002, respectively.

Included in Plan assets are mutual funds sponsored by the Bank of $413,824,172 and $216,123,321 at December 31, 2003 and 2002, respectively, and bank investment contracts issued by the Corporation of $42,995,790 and $45,296,955 at December 31, 2003 and 2002, respectively.

The cost of administrative services rendered by the Corporation’s Trust Division for the years ended December 31, 2003 and 2002 were $1,671,181 and $1,672,515, respectively (see Note 2).

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BB&T Corporation 401(k) Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental
December 31, 2003	Schedule I

		Number
		of		Current
Identity of Issuer	Description of Investments	Shares	Cost	Value

Participant-directed:
BB&T*	U.S. Treasury Money Market Fund	104,757,837	**	104,757,837
BB&T*	Short-term U.S. Government Income Fund	458,953	**	4,520,690
BB&T*	Intermediate U.S. Government Bond Fund	5,738,451	**	59,392,972
BB&T*	Intermediate Coporate Bond Fund	491,334	**	5,222,877
BB&T*	Capital Manager Conservative Fund	3,558,716	**	33,202,823
BB&T*	Capital Manager Moderate Fund	411,369	**	3,681,749
BB&T*	Capital Manager Growth Fund	306,408	**	2,632,047
BB&T*	Capital Manager Aggressive Fund	290,633	**	2,752,297
BB&T*	Mid Cap Value Fund	559,874	**	8,112,570
BB&T*	Mid Cap Growth Fund	649,904	**	7,265,931
BB&T*	Large Company Value Fund	8,490,180	**	142,889,725
BB&T*	Common Stock Fund	61,342,869	**	808,499,008
BB&T*	Common Stock	336,658	**	13,010,527
BB&T*	One-Year Bank Investment Contracts	42,995,790	**	42,995,790
BB&T*	Large Company Growth Fund	8,211,238	**	70,206,086
BB&T*	International Equity Fund	1,722,987	**	13,938,965
BB&T*	Small Company Growth Fund	2,719,948	**	34,842,539
BB&T*	Equity Index Fund	3,359,533	**	25,162,901
	Participant loans ( 4.00% to 10.50% due thru
	April 2027 )		**	21,448,826

				$1,404,536,160

                       * Party-in-interest
                     ** Cost is omitted because the investment is participant-directed.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the BB&T Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BB&T 401 (k) Savings Plan

June 25, 2004	/S/ Steven L. Reeder
Senior Vice President & Benefits Manager